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                          November 1, 2022

       Bruce D. Steel
       Chief Executive Officer
       Equillium, Inc.
       2223 Avenida de la Playa, Suite 105
       La Jolla, California 92037

                                                        Re: Equillium, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 27,
2022
                                                            File No. 333-268024

       Dear Bruce D. Steel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Tom Coll, Esq.